

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2010

Mr. John B. Wynne
Interim Chief Financial Officer
Clean Diesel Technologies, Inc.
10 Middle Street – Suite 1100
Bridgeport, CT 06604

>   **Re: Clean Diesel Technologies, Inc.**
>   **Item 4.02 Form 8-K**
>   **Filed August 16, 2010**
>   **File No. 001-33710**

Dear Mr. Wynne:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

John Cash
Accounting Branch Chief